UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

November 25, 2008

Commission File Number: 0-52285

               TIA I, INC.
(Name of Small Business Issuer in its charter)

Delaware	51-0597955
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

7325 Oswego Road, Suite D Liverpool, NY 13090
(Address of principal executive offices and Zip Code)

（315）703-9017
(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

TIA I, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

TIA I, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF TIA I, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about November 26, 2008, to the holders of shares of common stock, par value $0.0001 (the “Common Stock”) of Tia I, Inc., a Delaware corporation (“Tia I” or the “Company”), as of November 26, 2008.  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing directors, and the appointment of new directors, will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

It is contemplated that Mr. Xiqun Yu will enter into a Share Purchase Agreement (the “Agreement”) with Ms. Mary Passalaqua for the sale and purchase of 1,000,000 shares, representing 100% of the issued and outstanding shares of common stock of the Company, which will result in a change in control of the Company.

In connection with the sale under the Agreement, the Board of Directors, comprising Ms. Mary Passalaqua has agreed on closing of the Agreement, to appoint Mr. Xiqun Yu as director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary of the Company, subject to the filing and dissemination of this Schedule 14f-1  and her resignation as director and officer of the Company.  As a result thereof, immediately after the closing of this Agreement, Mr. Xiqun Yu will constitute the entire Board of Directors.  THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 WILL RESULT IN A CHANGE IN  CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

As of the close of business on November 26, 2008, there were 1,000,000 shares of Tia I common stock issued and outstanding held by Ms. Passalaqua.  As of the closing of the transactions under the Agreement, there will still be 1,000,000 shares of Tia I common stock issued and outstanding. All the outstanding shares of common stock will be held by Mr. Yu.  Each share of Tia I common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

 Pre-Closing

The following table sets forth certain information regarding our common stock beneficially owned, prior to the closing of the Exchange Agreement, for (i) each shareholder known to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Information Statement, there are not any pending or anticipated arrangements that may cause a change in control.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class(1)

Common Stock	Mary Passalaqua 106 Glenwood Drive S. Liverpool, NY 13090	1,000,000	100%

Common Stock	Officers and Directors as a Group	1,000,000	100%

(1) The percent of class is based on 1,000,000 shares of common stock issued and outstanding as of November 26, 2008.

Post-Closing

The following table sets forth certain information regarding our common stock beneficially owned on November __, 2008, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, after the closing of the Agreement.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class(1)

Common Stock	Xiqun Yu	1,000,000	100%

Common Stock	Officers and Directors as a Group	1,000,000	100%

(1)  Based on 1,000,000 shares of common stock outstanding after the closing of the Agreement.

Changes in Control

It is contemplated that Mr. Xiqun Yu  will enter into a Share Purchase Agreement  with Ms. Mary Passalaqua for the sale and purchase of 1,000,000 shares, representing 100% of the issued and outstanding shares of common stock of the Company, which will result in a change in control of the Company.

Further and in connection with the sale under the Agreement, the Board of Directors, comprising Ms. Mary Passalaqua has agreed on closing of the Agreement, to appoint Mr. Xiqun Yu as director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary of the Company, subject to the filing and dissemination of this Schedule 14f-1 and her resignation as director and officer of the Company.  As a result thereof, immediately after the closing of this Agreement, Mr. Xiqun Yu will constitute the entire Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)
Ms. Mary Passalaqua (1)	59	Director, President, CEO, CFO and Secretary
Mr. Xiqun Yu (2)	40	Director, President, CEO, CFO and Secretary

(1)	Resignation will be effective approximately ten (10) days following the mailing of this Information Statement to the Company’s shareholders.
(2)	Appointment will be effective approximately ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

Mr. Xiqun Yu is the Company’s incoming Chief Executive Officer, President, Secretary Treasurer and sole director. Mr. Yu is the Chairman and Chief Executive Officer of China Education Alliance, Inc. and has held the position since the organization of its subsidiaries in 2001. He has more than 17 years of experience in senior management with several Northern China based enterprises. He was responsible for marketing, strategic planning and designing for many of these corporations. Mr. Yu previously served as the Chief Executive Officer of RETONG.COM, and chairman of Harbin Zhonghelida Technology Corporation, Heilongjiang Retong Advertising Co., Ltd. and Heilongjiang Wantong Telecommunication Project Co., Ltd. Mr. Yu is a member of the Council of China Harbin Advertising Association and is a Director of the China Internet Network Association. Mr. Yu received a degree in Business Administration from the Harbin University of Science and Technology in 1989.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Board Meetings

During the fiscal year ended September 30, 2008 the Company’s Board of Directors did not hold any meetings. The Board of Directors has not established any committees.

Committees of the Board of Directors

The Board of Directors has not established any committees of the Board of Directors.  All matters relating to audit, compensation and nominations are considered and acted upon by the Board of Directors.  Following the Closing, no assurance can be given that our Board of Directors will establish any committees.

Nominee Recommendation Procedures

Our Board of Directors has not established a formal process for stockholders to nominate directors or to send communications to members of the Board of Directors.  As of the date of this filing, our Board of Directors has never received any nominations from stockholders.  Any stockholder may send a communication or nomination to any member of the Board of Directors to our address at 7325 Oswego Road, Suite D, Liverpool, NY 13090, Attn: Chief Executive Officer. If we receive a communication, it will be forwarded to the relevant member of our Board of Directors, and if we receive a director nomination, it will be forwarded to the entire Board of Directors.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the fiscal years ended September 30, 2008 and 2007 in all capacities for the accounts of our executives:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Mary Passalacqua,	2007	$0	0	0	0	0	0	0	$0
President, CEO, CFO and Secretary	2006	$0	0	0	0	0	0	0	$0

Outstanding Equity Awards at Fiscal Year-End Table.

None.

Employment and Consulting Agreements

We have not entered into any employment agreements with our management personnel to retain their services.

Compensation of Directors

For the fiscal year ended December 31, 2007, we did not compensate our director for her services.

Certain Relationships and Related Transactions

Except for the ownership of the Company’s securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company’s outstanding common shares or any member of the immediate family of such person has, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended September 30, 2008 and 2007 in any transaction or proposed transaction, which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals’ families, any corporation or any organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as trustee or in a similar capacity or has a substantial interest in or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

TIA I, INC.

By:	/s/ Mary Passalaqua
Mary Passalaqua
President, CEO, CFO, Secretary and Director

Dated: November 26, 2008